EXHIBIT 4.1

PROMISSORY NOTE

$182,000	Safety Harbor, FL

FOR VALUE RECEIVED, on August 27, 2024 (the “Effective Date”), Healthy Lifestyle USA, LLC, a Florida limited liability company, with an address at: PO Box 24925, Tampa, FL 33623-4925 (“Maker” or “Company”), hereby promises to pay to the order of MedWell Direct, LLC, a Nevada limited liability company, having offices at 125 5th Avenue North, Safety Harbor, FL 34695, or its successors and permitted assigns (“Lender”), the principal sum of ONE HUNDRED AND EIGHTY-TWO THOUSAND and 00/100 US DOLLARS ($182,000.00), released in three (3) installments as set forth in Section 2 below. The principal sum shall be due and payable in cash in lawful money of the United States on the dates and in the manner set forth in this Promissory Note (this “Note”).

1. Use of Proceeds. The Company shall use the proceeds received under this Note for working capital.

2. Release of Loan Proceeds. The Lender shall release to the Company the following amounts on the following dates:

1.	On the Effective Date:	$42,000

2.	Fifteen (15) Days after the Effective Date:	$60,000

3.	Forty Five (45) Days after the Effective Date:	$80,000

3. Interest. The principal amount of this Note shall bear interest at 0.00% per annum.

4. Payment of Principal/Maturity Date and Interest. The principal amount of this Note shall be due and payable in full on or before the six (6) month anniversary from the date of this Note (“Maturity Date”).

5. Prepayment. The Maker may prepay any portion of the principal balance of this Note at any time without penalty.

6. Priority Payment over Distributions. The Company shall not make any distributions to its members until this Note is paid in full.

7. Default. Each of the following shall constitute an event of default (“Event of Default”) under this Note:

(a) The Maker fails to pay when due (whether by acceleration or otherwise), and such default continues for a period of five (5) days;

(b) The Company makes or attempts to make a distribution to its Members in violation of Section 6 of this Note.

8. Remedies. Upon the occurrence of any Event of Default, the Lender may, without notice or demand to the Maker, exercise any or all of the following remedies:

(a) Declare all unpaid principal owing under this Note to be immediately due and payable without demand, protest, notice of protest, notice of default, presentment for payment, or further notice of any kind; or

(b) Proceed to enforce such other and additional rights and remedies as the Lender may have as provided by applicable law.

9. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the internal laws (excluding the choice of law principles) of the State of Florida.

10. Waiver. No failure to exercise, and no delay in exercising, any right, power, or privilege hereunder shall operate as a waiver thereof. Nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power, or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

11. Savings Clause. Notwithstanding any provision contained in this Note, the Lender shall not be entitled to receive, collect, or apply as interest on this Note any amount in excess of the highest lawful rate permissible under any applicable law. If the Lender ever receives, collects, or applies as interest any such excess, the amount that would be excessive interest shall be deemed a partial payment of principal and treated as such. If the principal balance of this Note is paid in full, any remaining excess shall promptly be paid to the Maker.

12. Amendment. This Note may be amended or modified only upon the written consent of both the Lender and the Maker. Any amendment must specifically state the provision or provisions to be amended and the manner in which such provision or provisions are to be amended.

13. Entire Agreement. This Note constitutes the entire agreement of the Maker and the Lender with respect to the subject matter hereof and supersedes all other prior arrangements, understandings, statements, representations, and warranties, expressed or implied. No oral statements or prior written statements not contained in this Note shall have any force or effect.

14. Counterparts. This Note may be executed in counterparts, each of which shall constitute an original, and all of which shall constitute one and the same instrument.

15. Assignment. This Note may not be assigned and/or transferred in whole or in part by the Maker without the prior written consent of the Lender, which consent shall be in the Lender’s sole and absolute discretion. This Note may be assigned and/or transferred in whole or in part by the Lender at any time. The obligations of the Maker hereunder shall bind his heirs and permitted assigns, and all rights, benefits, and privileges conferred on the Lender by this Note shall be and hereby are extended to, conferred upon, and may be enforced by, the successors and assigns of the Lender.

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IN WITNESS WHEREOF, the Maker has executed this Promissory Note as of the date first above written.

HEALTHY LIFESTYLE USA, LLC,

a Florida limited liability company

/s/ Joseph Rosati
By: Joseph Rosati
Title: Member Manager

Medwell Direct LLC ,
a Nevada limited liability company

/s/ Steve Rubakh
By: Steve Rubakh
Title: CEO

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